FORM 18-K/A
AMENDMENT NO. 2
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
ANNUAL REPORT
of
EXPORT DEVELOPMENT CANADA
(An agent of Her Majesty in right of Canada)
(Name of Registrant)
Date of end of last fiscal year:  December 31, 2008
SECURITIES REGISTERED *
(As of close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE GARY DOER
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005	BRIAN LAFFIN Vice-President and Treasurer Export Development Canada 151 O’Connor Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 2 to its annual report on a voluntary basis.

EX-99.11

     This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2008 is being filed (i) to restate the responses provided by EDC in its Annual Report on Form 18-K, filed with the Securities and Exchange Commission on May 6, 2009, so as to include particular page numbers and section references for each of the filings or exhibits referenced and to note relevant file numbers and (ii) to include as an exhibit to such Form 18-K a copy of the press release issued by EDC, dated September 10, 2009.
The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.
(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.
(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Information concerning internal funded debt of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning internal funded debt of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Information concerning external funded debt of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning external funded debt of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Information concerning funded debt of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning funded debt of Canada is included on pages 35-51 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Tables and Supplementary Information”.
4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

As at December 31, 2008, no such amount was held by the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.
(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Information concerning internal floating indebtedness of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning internal floating indebtedness of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Information concerning external floating indebtedness of EDC is included on page 2 of Exhibit 99.1 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Funding and Cash Management Activities” and on pages 93-96 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments), 13 (Derivative Financial Instruments) and 14 (Debt Instrument Maturities). Information concerning external floating indebtedness of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Unmatured Market Debt”.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures: there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 73-113 of Exhibit 99.3 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (file no. 002-62211) (filed on May 6, 2009) under the caption “Consolidated Financial Statements”.
7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.
None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.
8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 16 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Foreign Exchange and International Reserves”.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity: if statistics have been established only in terms of value, such will suffice.

See pages 12-13 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “External Trade”.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 14-15 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (file no. 033-05368) (filed on December 19, 2008) under the caption “Balance of Payments”.
Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995
In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Export Development Canada (“EDC”) is hereby filing cautionary statements identifying important factors that could cause EDC’s actual results to differ materially from those projected in forward-looking statements of EDC made by or on behalf of EDC.
Public Official Documents
Exhibits 99.1, 99.3, 99.4 and 99.11 are publications of EDC and are included herein on the authority of such publications as public official documents.

Forward-Looking Statements
Statements made in this annual report which describe EDC’s intentions, expectations, beliefs, or predictions may be forward-looking statements within the meaning of securities laws. EDC cautions that, by their nature, forward-looking statements involve risk and uncertainty and that EDC’s actual results could differ materially from those expressed or implied in such forward-looking statements.
Risk Factors
EDC’s forward-looking statements are based on a series of projections and estimates regarding the world-wide economy in general and on the Canadian economy in particular. The actual results of EDC will depend greatly on these actual economic conditions and on the growth of both domestic and export trade and demand for both domestic and export finance. Actual results will also depend on the performance of EDC’s loan portfolio, insurance claims experience, risk management activities and interest rates.
If actual economic conditions, domestic or export trade, demand for domestic or export finance, performance of EDC’s loan portfolio, insurance claims experience, risk management activities or interest rates differ materially from EDC’s projections, EDC’s actual results could vary significantly from the performance projected in the forward-looking statements.
The EDC 18-K Annual Report comprises:
(a)	Pages numbered 1 to 6 consecutively.
(b)	The following exhibits:

99.1	Supplemental Export Development Canada Information (previously filed).*
99.2	Consent of the Auditor General of Canada (previously filed).
99.3	Export Development Canada’s 2008 Annual Report (previously filed).*
99.4	Copy of the consolidated Export Development Act, effective as of March 12, 2009 (previously filed).
99.5	Auditor General Power of Attorney (previously filed).
99.6	Fiscal Agency Agreement (previously filed).
99.7	Underwriting Agreement (previously filed).
99.8	Opinion and Consent of Senior Legal Counsel of EDC (previously filed).
99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP (previously filed).
99.10	Consent of Stikeman Elliot LLP (previously filed).
99.11	Copy of press release issued by EDC, dated September 10, 2009.*
This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.
*  *  *
EDC’s principal executive offices are located at 151 O’Connor Street, Ottawa, Ontario, Canada K1A 1K3. EDC’s telephone number is 613-598-2500. EDC’s website address is www.edc.ca. Information contained in our website is not part of this report.

*	Unless otherwise indicated, all dollar amounts quoted herein and in the Exhibits hereto are in Canadian dollars. On December 14, 2009 the noon buying rate payable in Canadian dollars (“CAD” or “$”), as reported by the Federal Reserve Bank of New York, was $1 = 0.9396 United States dollars (“USD” or “U.S. $”).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number two to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 17th day of December, 2009.

Export Development Canada
By:	/s/ Brian Laffin
Brian Laffin
Vice-President and Treasurer

EXHIBIT INDEX

99.1	Supplemental Export Development Canada Information (previously filed).
99.2	Consent of the Auditor General of Canada (previously filed).
99.3	Export Development Canada’s 2008 Annual Report (previously filed).
99.4	Copy of the consolidated Export Development Act, effective as of March 12, 2009 (previously filed).
99.5	Auditor General Power of Attorney (previously filed).
99.6	Fiscal Agency Agreement (previously filed).
99.7	Underwriting Agreement (previously filed).
99.8	Opinion and Consent of Senior Legal Counsel of EDC (previously filed).
99.9	Consent of Milbank, Tweed, Hadley & McCloy LLP (previously filed).
99.10	Consent of Stikeman Elliot LLP (previously filed).
99.11	Copy of press release issued by EDC, dated September 10, 2009.